AB

SO 3/5/03

SECURITIES W ON

03012508

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C. 155

SEC FILE NUMBER
8- 13680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCG SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. BOX 406
(No. and Street)

RIVERTON (City) NEW JERSEY (State) 08077-0406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT PAGLIONE (856) 368-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN
(Name – *if individual, state last, first, middle name*)

100 OVERLOOK CENTER (Address) PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT PAGLIONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCG SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Nanci K Batchelor
Notary Public

NANCI K. BATCHELOR
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MAR. 1, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

BCG SECURITIES, INC.
CONTENTS TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

100 Overlook Center
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
BCG Securities, Inc.:

We have audited the accompanying statements of financial condition of BCG Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown P.C.

January 31, 2003

BCG SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and Cash Equivalents	$ 65,419	$ 52,134
Restricted Cash	20,000	20,000
Commissions Receivable, Net of Allowance of $-0-	46,360	68,699
Prepaid Expenses	507	2,329
Other Assets	3,212	1,417
TOTAL ASSETS	$ 135,498	$ 144,579

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 26,158	$ 49,550
Due to related parties	44,257	44,074
Total Liabilities	70,415	93,624
Stockholders' Equity:		
Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares	27,500	27,500
Additional paid-in capital	77,200	77,200
Retained earnings	227,283	213,155
	331,983	317,855
Less: 92,000 shares of treasury stock at cost	(266,900)	(266,900)
Total Stockholders' Equity	65,083	50,955
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 135,498	$ 144,579

The Notes to Financial Statements are an integral part of these statements.

BCG SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commission - investment funds	$ 1,128,503	$ 1,189,993
Commission - insurance	23,415	36,341
Interest	10,444	5,048
Miscellaneous	8,321	10,061
Total Revenues	1,170,683	1,241,443
Costs and Expenses:		
Commissions	594,008	636,947
Salaries and wages	307,809	292,608
Payroll and other taxes	48,674	44,429
Rent	42,232	38,134
Advertising	--	1,200
Equipment rent	9,225	24,104
Insurance	26,281	36,446
Automotive	1,270	3,512
Office	11,891	20,632
Professional fees	34,866	40,870
Postage	7,593	11,690
Regulatory fees	15,868	16,259
Repairs and maintenance	123	430
Seminars and training	2,840	4,159
Subscriptions and dues	12,417	15,049
Printing	2,065	1,740
Telephone	8,980	14,864
Travel and entertainment	9,920	15,014
Utilities	9,005	7,908
Scanning expense	4,801	--
Employee benefits	3,400	8,525
Moving	2,560	--
Contributions	--	325
Loss on investment	--	356
Miscellaneous	727	2,010
Total Costs and Expenses	1,156,555	1,237,211
Net Income	$ 14,128	$ 4,232

The Notes to Financial Statements are an integral part of these statements.

BCG SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2001	$ 27,500	$ 77,200	$ 208,923	$ (266,900)	$ 46,723
Net Income	--	--	4,232	--	4,232
Balance, December 31, 2001	27,500	77,200	213,155	(266,900)	50,955
Net Income	--	--	14,128	--	14,128
Balance December 31, 2002	$ 27,500	$ 77,200	$ 227,283	$ (266,900)	$ 65,083

The Notes to Financial Statements are an integral part of these statements.

BCG SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows from Operating Activities:		
Net income	$ 14,128	$ 4,232
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in:		
Commissions receivable	22,339	(5,259)
Prepaid expenses	1,822	(51)
Other assets	(1,795)	--
Accounts payable and accrued expenses	(23,392)	13,612
Due to related parties	183	(9,437)
Net Cash Provided by Operating Activities	13,285	3,097
Cash Flows from Investing Activities:		
Decrease in restricted cash	--	85
Net Increase in Cash and Cash Equivalents	13,285	3,182
Cash and Cash Equivalents, at Beginning of Year	52,134	48,952
Cash and Cash Equivalents, at End of Year	$ 65,419	$ 52,134

The Notes to Financial Statements are an integral of these statements.

BCG SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

A. Nature of Business Operations

BCG Securities, Inc. was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended.

The Company brokers securities transactions, mainly investment mutual funds for customer 401(k) plans. The Company's customer base is mainly comprised of companies located in the Northeast.

B. Commissions

Commission revenues and expenses are recorded on the accrual basis and are recognized as of the trade date of security transactions.

C. Commissions Receivable

Commissions receivable are uncollateralized trade obligations due under normal trade terms requiring payment within 30 days of trade date. Commissions receivable balances with invoices dated over 30 days old are considered delinquent. Unpaid balances do not bear interest. Commissions receivable are stated at the amount invoiced. Payments of commissions receivable are allocated to the specific invoices identified on the remittance advice.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 30 days from invoice date and based on an assessment of current creditworthiness estimates the portion, if any, of the balance that will not be collected.

The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2002 and 2001, respectively.

D. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Disclosures About Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, commissions receivable, accounts payable, commissions payable, and accrued expenses approximate fair value due to the short maturity of these items.

F. Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

G. Business Concentrations

The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Since these are high quality financial institutions, management does not believe the Company is exposed to any significant credit risk on its cash balances.

BCG SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont'd):

H. Income Taxes

The Company has elected S corporation status, for federal and state purposes, effective January 1, 2000. Earnings and losses after that date will be included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur significant income tax obligations, and the financial statements will not include a provision for income taxes.

Note 2 - Restricted Cash:

The Company maintains a depository account with its clearing broker, First Clearing Corporation, in the amount of $20,000 at December 31, 2002 and 2001, respectively, pursuant to its clearing agreement.

Note 3 - Related Party Transactions:

The Company has entered into an agreement with its affiliated companies that provides for an allocation of shared expenses. During 2002, the Company's obligation is determined by its occupation of square footage compared to the entire square footage of the building, the Company occupies 10 percent of the building in 2002. During 2001, the affiliated companies allocated shared expenses based on management's best estimate that 25 percent of total shared expenses was an accurate allocation of the Company's operations. Salaries and wages and related taxes and benefits are allocated based on job responsibilities for both 2002 and 2001. Substantially all expenses in the statements of income for the years ended 2002 and 2001 were advanced by related affiliates. Expenses directly allocated in the statement of income for the year ended 2002 include commissions, salaries and wages, payroll and other taxes, regulatory fees and professional fees.

Note 4 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2002, the Company had net capital of $60,679, which was $55,679 in excess of its required minimum net capital of $5,000. Also, at December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 1.2 to 1.0.

Note 5 - Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Note 6 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of commissions receivable.

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2002 and 2001, the Company had no significant concentration of credit risk.

Note 7 - Employee Benefit Plan:

The Company participates in a multi-employer 401(k) deferred contribution plan that provides benefits to all employees who have elected to participate. The plan provides for a match at the employer's discretion. The allocated amount charged to operations and contributed to the plan in 2002 and 2001 was $3,400 and $8,525, respectively.

BCG SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Total Stockholder's Equity	$	65,083
Deductions:		
Nonallowable assets:		
Prepaid expenses		507
Other assets		3,212
Haircut on investment in money market fund		685
Total Deductions		4,404
Net Capital	$	60,679
Aggregate Indebtedness	$	70,415
Minimum Net Capital Required	$	5,000
Net Capital Over Minimum Requirement	$	55,679

Reconciliation with Company's Computation, Included in Part II A of Form X-17A-5, as of December 31, 2002:

Net Capital as Reported in Company's December 31, 2002, FOCUS Reports	$	70,400
Audit Adjustments:		
Adjustment to related party regarding shared expenses		(9,721)
Net Capital, as Stated Above	$	60,679

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

100 Overlook Center
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors,
BCG Securities, Inc.:

In planning and performing our audits of the financial statements of BCG Securities, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WS+B

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Witham Smith + Brown P.C.

January 31, 2003